IR-Med, Inc.

ZHR Industrial Zone

Rosh Pina, Israel, 1231400

May 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

RE:	IR-Med, Inc.
File No. 333-287229
Registration Statement on Form S-1

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:05 p.m. Eastern Time on May 27, 2025, or as soon thereafter as is practicable.

Sincerely,

IR-Med, Inc.

By:	/s/ Sharon Levkoviz
Sharon Levkoviz
Chief Financial Officer

cc:	Ron Ben-Bassat, Sullivan & Worcester LLP